FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu US Breakthrough status for lung cancer

18 May 2020 07:00 BST

Enhertu granted Breakthrough Therapy Designation in the US for HER2-mutant metastatic non-small cell lung cancer

Third Breakthrough Therapy Designation for Enhertu

AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo)'s Enhertu (trastuzumab deruxtecan) has been granted Breakthrough Therapy Designation (BTD) in the US for the treatment of patients with metastatic non-small cell lung cancer (NSCLC) whose tumours have a HER2 mutation and with disease progression on or after platinum-based therapy.

NSCLC is the most common type of lung cancer, and prognosis is particularly poor for patients with metastatic disease as only about 6-10% will be alive five years after diagnosis.1,2 Approximately 2-4% of patients with NSCLC have a HER2 mutation.3,4

The Food and Drug Administration (FDA)'s BTD is designed to accelerate the development and regulatory review of potential new medicines that are intended to treat a serious condition and address a significant unmet medical need. The new medicine needs to have shown encouraging early clinical results that demonstrate substantial improvement on a clinically significant endpoint over available medicines.

José Baselga, Executive Vice President, R&D Oncology, said: "Today's news is very welcome as we continue to evaluate the potential of Enhertu to help patients with this devastating type of lung cancer. Targeted treatments and immunotherapies are demonstrating tremendous advancements, but there remains an unmet medical need for patients with HER2 mutations who are not benefiting from such therapies or for those whose cancer continues to progress."

Gilles Gallant, Senior Vice President, Global Head, Oncology Development, Oncology R&D, Daiichi Sankyo, said: "We are encouraged by the promising evidence of activity seen with Enhertu in patients with advanced lung cancer and a HER2 mutation. We look forward to working closely with the FDA on the potential for Enhertu to become the first HER2-directed therapy approved for non-small cell lung cancer."

The FDA granted BTD based on data from the ongoing Phase II DESTINY-Lung01 trial currently testing Enhertu, a HER2-directed antibody drug conjugate (ADC), in patients with HER2-mutant (HER2m) metastatic NSCLC, and data from the Phase I trial published in Cancer Discovery.5

An interim analysis from DESTINY-Lung01 will be presented during the 2020 American Society of Clinical Oncology ASCO20 Virtual Scientific Program, 29 to 31 May 2020.

The overall safety and tolerability profile of Enhertu in the ongoing DESTINY-Lung01 trial is consistent with that seen in the Phase I trial. The most common adverse events to date (n=42) are gastrointestinal and haematological including nausea, alopecia, anaemia, decreased appetite and decreased neutrophil count. There have been five cases of drug-related interstitial lung disease (ILD) and pneumonitis in patients with HER2m NSCLC, all of which were Grade 2. There have been no ILD-related deaths.

This is the third BTD granted for Enhertu in the US. Last week, Enhertu received BTD in patients with HER2-positive unresectable or metastatic gastric or gastroesophageal junction adenocarcinoma who have received two or more prior regimens including trastuzumab. Enhertu received BTD in 2017 for HER2-positive metastatic breast cancer and received approval in December 2019.

HER2
HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours. In some tumours, HER2 overexpression is associated with a specific HER2 gene alteration known as amplification and is often associated with aggressive disease and poorer prognosis.6

Other HER2 gene alterations (called HER2 mutations) have been identified in NSCLC, specifically adenocarcinomas, as distinct molecular targets.4,7 Approximately 2-4% of patients with NSCLC have HER2 mutations, which have been independently associated with cancer cell growth and poor prognosis.3,4,7

NSCLC
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one-fifth of all cancer deaths.8 In the US, it is estimated that 228,820 new cases of lung cancer will be diagnosed in 2020 and more than 135,000 people will die from the disease.9

Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC. Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, the most common type representing approximately 70-75% of NSCLC patients. Stage IV is the most advanced form of lung cancer and is often referred to as metastatic disease.10 For these patients with metastatic disease, prognosis is particularly poor, as only 6-10% will be alive five years after diagnosis.1,2 The introduction of targeted therapies and checkpoint inhibitors in recent years has improved outcomes for patients with advanced NSCLC; however, new approaches are needed for those who are not eligible for available treatments, or whose cancer continues to progress.11 Currently, no medicine is specifically approved for patients with HER2m NSCLC.

DESTINY-Lung01
DESTINY-Lung01 is a global, Phase II, open-label, multicentre, two-cohort trial assessing the safety and efficacy of Enhertu in 170 patients with HER2m (n=90) or HER2-overexpressing, defined as IHC 3+ or IHC 2+, (n=80) unresectable and metastatic non-squamous NSCLC whose cancer has progressed after one or more systemic therapies (including chemotherapy, molecular targeted therapy or immunotherapy). The primary endpoint is ORR. Key secondary endpoints include duration of response, disease control rate, progression-free survival and overall survival.12

Enhertu
Enhertu (trastuzumab deruxtecan; fam-trastuzumab deruxtecan-nxki in the US) is a HER2-directed ADC and is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ("payload") to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

Enhertu is approved in the US and Japan for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the DESTINY-Breast01 trial.

Enhertu clinical development
A comprehensive development programme is underway globally with six registrational trials evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-driven cancers including breast, gastric and lung cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Collaboration between AstraZeneca and Daiichi Sankyo
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu worldwide, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is solely responsible for manufacturing and supply.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histology, several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso (osimertinib), and its ongoing Phase III trials ADAURA, LAURA, and FLAURA2.13-15 We are also committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu (trastuzumab deruxtecan), a HER2-directed ADC is in development for HER2m metastatic non-squamous NSCLC including trials in combination with other anticancer medicines.12

An extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.16 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II combination trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With six new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and ADCs - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Goldstraw P, et al. The IASLC Lung Cancer Staging Project: Proposals for Revision of the TNM Stage Groupings in the Forthcoming (Eighth) Edition of the TNM Classification for Lung Cancer. J Thorac Oncol. 2016; 11(1):39-51.
2.   American Cancer Society. Lung Cancer. Early Detection, Diagnosis and Staging. Accessed from: https://www.cancer.org/cancer/lung-cancer/detection-diagnosis-staging/survival-rates.html.
3.   Campbell JD, et al. Distinct patterns of somatic genome alterations in lung adenocarcinomas and squamous cell carcinomas. Nat Genet. 2016 Jun; 48(6):607-16.
4.   Li BT, et al. HER2 amplification and HER2 mutation are distinct molecular targets in lung cancers. J Thorac Oncol. 2016 Mar; 11(3): 414-419.
5.   Tsurutani, J et al. Targeting HER2 with Trastuzumab Deruxtecan: A Dose-Expansion, Phase I Study in Multiple Advanced Solid Tumors. Cancer Discov. 2020; 10(5).
6.   Iqbal N, Iqbal N. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014; 2014:852748. doi:10.1155/2014/852748.4.
7.   Pillai RN, et al. HER2 mutations in lung adenocarcinomas: A report from the Lung Cancer Mutation Consortium. Cancer. 2017 Nov 1;123(21);4099-4105.
8.   Bray F, et al. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J. Clin. 2018; 68:394-424.6.
9.   American Cancer Society. Lung Cancer: Key Statistics for Lung Cancer. Accessed from: https://www.cancer.org/cancer/lung-cancer/about/key-statistics.html.
10. American Cancer Society. Lung Cancer: Non-Small Cell Lung Cancer Stages. Accessed from: https://www.cancer.org/cancer/lung-cancer/detection-diagnosis-staging/staging-nsclc.html.
11.  Economopoulou P, et al. The emerging treatment landscape of advanced non-small cell lung cancer. Ann Transl Med 2018 Apr; 6(8):138.
12.  ClinicalTrials.gov. NCT03505710. Available at: https://www.clinicaltrials.gov/ct2/show/NCT03505710?term=ds-8201&cond=Nsclc&draw=1&rank=1
13. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
14.  Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
15.  Ellison G, et al. EGFR Mutation Testing in Lung Cancer: A Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
16.  Pakkala, S, et al. Personalized Therapy for Lung Cancer: Striking a Moving Target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary